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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM F-X/A

                                (AMENDMENT NO. 1)

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING


         A.       Name of issuer or person filing ("Filer"):  COMPUTERSHARE TRUST COMPANY OF CANADA

         B.       This is [check one]:

                  [ ] an original filing for the Filer

                  [x] an amended filing for the Filer

         C.       Identify the filing in conjunction with which this Form is being filed:

                  Name of Registrant:                            BRASCAN CORPORATION
                  Form type:                                     F-9
                  File Number (if known):                        333-90216
                  Filed by:                                      BRASCAN CORPORATION
                  Date Filed
                  (if filed concurrently, so indicate):          June 11, 2002

         D.       The Filer is incorporated or organized under the laws of:

                                     CANADA
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and has its principal place of business at:

                              100 UNIVERSITY AVENUE
                             9TH FLOOR, NORTH TOWER
                        TORONTO, ONTARIO, CANADA M5J 2Y1
                                 (416) 981-9500


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     E.  The Filer designates and appoints:

                              CT CORPORATION SYSTEM
                                111 EIGHT AVENUE
                                   13TH FLOOR
                               NEW YORK, NEW YORK
                                      10011
                                 (212) 894-8940

as the agent ("Agent") of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

          (a) any investigation or administrative proceeding conducted by the Commission; and

          (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United
     States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with securities registered or qualified by the Registrant on Form F-9 on June 11, 2002 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

     F. Each Filer stipulates and agrees (a) to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Registrant has ceased reporting under the Securities Exchange Act of 1934 and (b) appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding. Each Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the



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applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

     G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(e) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and
I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

                                      * * *



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     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Country of
Canada this 14th day of June, 2002.



                                    COMPUTERSHARE TRUST COMPANY OF CANADA


                                    By: /s/ Morag Abraham
                                       -----------------------------------------
                                    Name:  Morag Abraham
                                    Title: Professional


                                    By: /s/ Andrew Ruzza
                                       -----------------------------------------
                                    Name:  Andrew Ruzza
                                    Title: Professional



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     This statement has been signed by the following person in the capacity indicated as of this 14TH day of June, 2002.


                                    CT CORPORATION SYSTEM
                                    an Agent for service of process for
                                    Computershare Trust Company of Canada



                                    By: /s/ Hillary England
                                       -----------------------------------------
                                    Name:   Hillary England
                                    Title:  Assistant Secretary